June 11, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Vince Di Stefano, Esq.

Re:	Hercules Technology Growth Capital, Inc.
Registration Statement on Form N-2 (File No. 333-187447)

Dear Mr. Di Stefano:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Hercules Technology Growth Capital, Inc. hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on June 11, 2013, at 3:00 p.m., or as soon thereafter as practicable.

Hercules Technology Growth Capital, Inc.

By:	/s/ Jessica Baron
Jessica Baron
Chief Financial Officer